Exhibit 12

VALIDUS HOLDINGS, LTD.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our historical ratio of earnings to fixed charges for each of the periods indicated:

	Years Ended December 31,
	2016	2015	2014	2013	2012
Net income available to Validus	$363,839	$374,893	$479,963	$532,666	$408,438
Tax (benefit) expense	(19,729)	6,376	155	383	2,501
Pre-tax net income available to Validus	344,110	381,269	480,118	533,049	410,939
Distributed income from investment affiliates	11,089	—	—	—	—
Distributed (losses) from operating affiliate	(761)	(9,505)	—	—	—
Loss (income) from investment affiliates	2,083	(4,281)	(8,411)	(4,790)	964
Loss (income) from operating affiliate	23	3,949	4,340	(542)	1,758
Earnings before fixed charges	356,544	371,432	476,047	527,717	413,661

Estimated interest component of rent expense (a)	3,254	3,381	3,513	3,405	2,557
2006 Junior Subordinated Deferrable Debentures	8,893	8,868	8,868	8,868	6,964
2007 Junior Subordinated Deferrable Debentures	7,362	7,341	7,341	7,341	8,922
Flagstone 2006 Junior Subordinated Deferrable Debentures	9,028	8,989	9,001	8,259	459
Flagstone 2007 Junior Subordinated Deferrable Debentures	7,100	7,123	7,129	6,222	327
2010 Senior Notes due 2040	22,388	22,388	22,388	22,388	22,388
Other finance expenses (b)	3,749	20,033	13,597	14,929	20,650
Fixed charges	61,774	78,123	71,837	71,412	62,267
Earnings available for fixed charges	$418,318	$449,555	$547,884	$599,129	$475,928

Ratio of earnings to fixed charges	6.77	5.75	7.63	8.39	7.64

Fixed charges	$61,774	$78,123	$71,837	$71,412	$62,267
Preferred share dividends (c)	4,455	—	—	—	—
Fixed charges and preferred share dividends	$66,229	78,123	$71,837	$71,412	$62,267

Ratio of earnings to fixed charges and preferred share dividends	6.32	5.75	7.63	8.39	7.64

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(a)	33.3% represents a reasonable approximation of the interest factor.

(b)
Other finance expenses consist of fees relating to credit facilities, bank charges, Talbot FAL facility and other charges as well as fees incurred by AlphaCat Managers Ltd. in relation to fund raising for the AlphaCat sidecars, the AlphaCat ILS funds and AlphaCat direct.

(d)	Dividends have been tax effected at a 0% rate as it is presumed they will be funded from a Bermuda entity.